UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Appointment of Interim Chief Executive Officer

Check-Cap Ltd. (the “Company”) announced that on January 18, 2024, the Board of Directors of the Company (the “Board”) approved that Mr. Alex Ovadia’s last day as chief executive officer (“CEO”) of the Company would be on April 17, 2024.

In connection with Mr. Ovadia’s termination, the Company announced that it has appointed Mr. Saar Levi to serve as interim CEO (the “Interim CEO”) of the Company, effective March 17, 2024. The Board and the Compensation Committee of the Company approved the terms of Saar Levi’s compensation as Interim CEO, until the next meeting of shareholders of the Company.

Mr. Idan Ben-Shitrit never held the position of Interim CEO. No consulting or employment agreement between the Company and Mr. Ben-Shitrit was ever entered into.

Set forth below is certain biographical information regarding the background and experience of Saar Levi:

Mr. Levi’s has over 20 years of prior experience in fintech, banking and capital markets. He has a proven track record of success in leadership, executing strategic plans, managing daily operations and establishing successful partnerships. Beginning in April 2021, Mr. Levi’s most recent role involved serving as CEO of Advanced Financial Products LTD, a start-up company that creates sophisticated financial products with a focus on transforming non-fungible assets into a financially tradable asset class. Under this role, Mr. Levi was responsible for overseeing strategy, development, fundraising and strategic collaborations with top-tier companies. From April 2017 to October 2019, Mr. Levi also served as CEO of Cedex Holding & Trading LTD., a FinTech company that combines proprietary and Blockchain technologies to develop a global digital commodities exchange. As the CEO at Cedex Holding & Trading LTD, Mr. Levi was in charge of developing the company’s strategy, fundraising activities and managing a team of 70 executives and developers locally and internationally.

In connection with Mr. Levi’s appointment as Interim CEO, the Company entered into a Services Agreement by and between the Company and Saar Levi, on behalf of a company under Saar Levi’s control, LEM Management LTD (the “Service Provider”), dated March 17, 2024 (the “Services Agreement”). In connection with the Services Agreement, the Company will pay a monthly fee in an amount equal to US$25,000, plus any applicable VAT, on a monthly basis, in connection with the services provided by the Interim CEO. The Services Agreement will remain in full force and effect until terminated in accordance with the terms of the Services Agreement (the “Term”). Either party may terminate the Services Agreement, at any time during the Term and at its sole and absolute discretion, by giving written notice to the other party 90 days in advance (the “Notice Period”). During such Notice Period, the Service Provider must, upon the Company’s request, continue and render the services described in the Services Agreement. As part of entering into the Services Agreement, the Service Provider also executed a Confidentiality, Proprietary Information, Assignment of Inventions and Non-Compete Undertaking.

The Company is not aware of any family relationships, by blood, marriage or adoption, between Saar Levi and any director, executive officer, or nominee as a director or officer of the Company. Saar Levi is not a party to any transaction with the Company that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: March 19, 2024	By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

3